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Writer’s Direct Number (212) 756-2407	Writer’s E-mail Address Stuart.Freedman@srz.com

June 4, 2018

Via EDGAR

Securities and Exchange Commission

Office of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Mr. William H. Thompson

Re:	Albertsons Companies, Inc.
Form 10-K for the Fiscal Year Ended February 24, 2018
Filed May 11, 2018
File No. 333-205546 (the “Annual Report”)

Dear Mr. Thompson:

On behalf of Albertsons Companies, Inc. (the “Company”), we have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated May 31, 2018, concerning the Annual Report (the “Comment Letter”), and respond below. For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Annual Report.

We hereby file simultaneously by EDGAR Amendment No. 1 to the above referenced Form 10-K (the “Amendment”) addressing comments contained in the Comment Letter.

The Company’s responses to the Staff’s comments are as follows:

General

1.	Please note the Commission file number for Albertsons Companies, Inc., the successor issuer to Albertsons Companies, LLC, is 333-205546.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has updated the cover page of the Amendment.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Adjusted EBITDA, page 49

2.	We note you have combined what appear to be multiple adjustments in the acquisition and integration and other line items. Please disclose the amount of each individual adjustment identified in footnotes (1) and (5).

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company has revised the disclosure on page 18 of the Amendment to provide additional detail regarding the acquisition and integration and other line items.

Critical Accounting Policies

Goodwill, page 57

3.	Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing a quantitative analysis or that the fair value of each of your reporting units is substantially in excess of carrying value. If a reporting unit is at risk of failing a quantitative analysis, you should disclose

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company advises the Staff that the Company’s goodwill has been allocated to all of its reporting units. As of February 24, 2018, there are two reporting units with no goodwill due to the impairment loss recorded during the second quarter of the fiscal year ended February 24, 2018. There are nine reporting units with an aggregate goodwill balance of $1,093.9 million for which the fair value of each reporting unit was substantially in excess of its carrying value to indicate a remote likelihood of a future impairment loss. There are two reporting units with an aggregate goodwill balance of $89.4 million (representing 7.6% of the Company’s goodwill balance or 0.4% of the Company’s total assets) where a future impairment loss for a portion of the related goodwill balances is reasonably possible. In response to this comment, the Company has revised its disclosure in its Critical Accounting Policies on page 25 of the Amendment to include the following disclosure:

“Goodwill has been allocated to all of the Company’s reporting units and none of its reporting units have a zero or negative carrying amount of net assets. As of February 24, 2018, there are two reporting units with no goodwill due to the impairment loss recorded during the second quarter of the fiscal year ended February 24, 2018. There are nine reporting units with an aggregate goodwill balance of $1,093.9 million of which the fair value of each reporting unit was substantially in excess of its carrying value to indicate a remote likelihood of a future impairment loss. There are two reporting units with an aggregate goodwill balance of $89.4 million where it is reasonably possible that future changes in judgments, assumptions and estimates we made in assessing the fair value of the reporting unit could cause us to recognize impairment charges on a portion of the goodwill balance within each reporting unit. For example, a future decline in market conditions, continued under performance of these two reporting units or other factors could negatively impact the estimated future cash flows and valuation assumptions used to determine the fair value of these two reporting units and lead to future impairment charges.”

Based on the overall materiality of the at risk goodwill, the Company believes that the above level of disclosure is sufficiently adequate. The Company will continue to update its disclosure in future periodic filings based on any changes in the facts and circumstances.

Item 8 – Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 63

4.	Please disclose basic and diluted per-share amounts for net income (loss) for each year presented. In addition, since limited liability companies held by AB Acquisition were taxed previously to members, please present pro forma basic and diluted per-share amounts for net income (loss) for each year reflecting income tax expense (benefit).

The Company respectfully acknowledges the Staff’s comment. For purposes of the Annual Report, the Company determined presentation of historical earnings per share was not considered necessary based on the Company’s consideration of the scope exception provided under ASC 260-10-15-2, as the Company does not have any issued common stock or potential common stock that trades on a public market or in an over-the-counter market. The Company acknowledges that it is has filed a Registration Statement on Form S-4 (as amended, the “Registration Statement”) in connection with the pending merger transaction with Rite Aid Corporation (“Rite Aid”) and the issuance of publicly traded equity securities. In the Registration Statement, the Company provided a pro forma earnings per share measure for the combined company reflecting the effect of the proposed equity exchange for its most recent fiscal year ended February 24, 2018.

The Company believes presentation of any earnings per share information in its Annual Report would not be necessary under the circumstances, and that the pro forma measure of earnings per share already provided in the Registration Statement is the most meaningful to the potential new holders of the Company’s common stock. In addition, the Company also considered the following:

•	The Company’s Annual Report was not incorporated by reference into the Registration Statement as all required items were separately provided in the Registration Statement, including the Consolidated Financial Statements.

•	As of the financial statement date, the Company’s only registered securities were certain of its debt obligations and earnings per share was not considered relevant or meaningful to the holders of those debt securities.

•	Prior to the Reorganization Transactions (as described in Note 1 on page 67 of the Annual Report) on December 3, 2017 (the first day of the Company’s fiscal 2017 fourth quarter), the Company’s predecessor, Albertsons Companies LLC, was a single member limited liability company. Upon completion of the Reorganization Transactions, the Company currently has a single class of equity with approximately 279 million common shares issued and outstanding. The Reorganization Transactions were effectuated prospectively in the historical financial statements. For additional information, see the Company’s Consolidated Statements of Stockholders’ / Member Equity on page 66 of the Annual Report.

•	Due to the Company’s prospective accounting for the Reorganization Transactions in its Consolidated Statements of Stockholders’/ Member Equity, in addition to the reorganization of the limited liability companies held by AB Acquisition that were taxed previously to the members, any presentation of earnings per share prior to December 3, 2017 would be of a pro forma nature, either in the Annual Report, or in the Registration Statement.

•	As a result of the prospective accounting for the Reorganization Transactions, the initial annual historical earnings per share computation for the fiscal year ended February 24, 2018 in both the Annual Report and in the Registration Statement would have reflected a weighted average outstanding number of shares for only one quarter of the fiscal year ended February 24, 2018, which the Company believes would not be a meaningful measure to the users of the Company’s financial statements. The Company will continue to evaluate the need for earnings per share disclosure in future periodic reports depending on whether it continues to be a debt only issuer or is actively pursuing issuing public equity securities.

•	For the prior ten years, the Company’s equity has been closely held by a consortium of investors, as outlined in both the Annual Report as well as in the Registration Statement. The Company believes that per share historical earnings information would not be meaningful to this investor group.

•

In contemplation of any additional historical comparative measure of per share information to be provided in the Registration Statement, the Company considered that it is not currently proposing to raise any new capital through an initial public offering transaction. In consideration of the proposed merger transaction, the Company also believes that the historical equity share structure and operations of the Company are not meaningfully comparative to the expected share structure of the combined company. In connection with the proposed merger transaction, the Company is expecting to issue approximately 107 million additional shares, increasing the total outstanding shares from its historical shares outstanding by approximately 38%. Given the increase in the number of shares and potential material change to the Company’s financial position and results of operations (including the business of Rite Aid), the Company believes that the pro forma measure of earnings per share currently included in the Registration Statement is the most meaningful measure of earnings per share.

•	In presenting the pro forma effects for each year on the tax expense (benefit) of amounts previously taxed to members on earnings per share, the Company determined that any presentation of prior periods would not be meaningful considering the factors discussed above and the impact of tax reform in the fiscal year ended February 24, 2018 diminishing the relevance and value of meaningful comparability. These considerations, in addition to the Company’s understanding that the presentation for prior periods is encouraged but not required as noted in the Financial Reporting Manual of the Division of Corporate Finance, resulted in the Company not including the previous periods pro forma effects. As it relates to consideration of the tax impact in the current fiscal year, given the factors discussed above, together with the determination that the tax impact would not be material on a pro-forma basis (the Company estimated the pro forma impact to be only a 5% to 8% increase to its reported income tax benefit for fiscal year 2017), the Company concluded that pro forma tax impact was not necessary for the current fiscal year.

Based on these considerations, the Company would respectfully propose to retain the existing disclosures currently provided in its Annual Report as well as in its Registration Statement.

5.	Please present a subtotal for other comprehensive income as required by ASC 220-10-45-1Ab.

The Company respectfully acknowledges the Staff’s comment. In that regard, though the Company will respectfully not include the subtotal in the Amendment, the Company will include a subtotal for other comprehensive income in any future periodic reports or registration statements, as applicable.

Note 5 – Goodwill and Intangible Assets, page 80

6.	Please tell us your consideration of disclosing those reporting units with allocated goodwill and the amount of goodwill allocated to each to the extent you have one or more reporting units with zero or negative carrying amounts of net assets. Please refer to ASC 350-20-50-1A.

The Company advises the Staff that it has considered the disclosure requirements provided in ASC 350-20-50-1, inclusive of those included in 50-1A. The Company further advises the Staff that the Company has no reporting units with zero or negative carrying amounts of net assets. However, in response to this comment, the Company has revised its disclosures in its Critical Accounting Policies on page 25 of the Amendment to include the following disclosure:

“Goodwill has been allocated to all of the Company’s reporting units and none of its reporting units have a zero or negative carrying amount of net assets.”

In addition, while the Company does not intend to revise its disclosure in the Consolidated Financial Statements included in the Annual Report, the Company will include the aforementioned disclosure in its Consolidated Financial Statements in any future periodic reports or registration statements, as applicable.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 756-2407.

Very truly yours,

/s/ Stuart D. Freedman

Stuart D. Freedman

CC:	Lisa Kohl, the Securities and Exchange Commission

Donna Di Silvio, the Securities and Exchange Commission

Jennifer López, the Securities and Exchange Commission

Robert A. Gordon, Albertsons Companies, Inc.

Robert B. Larson, Albertsons Companies, Inc.

Michael E. Gilligan, Schulte Roth & Zabel LLP

Antonio Diaz-Albertini, Schulte Roth & Zabel LLP